UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

CNPJ nº 06.057.223/0001-71

NIRE 3330027290-9

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON APRIL 23rd, 2024

1. DATE, TIME, AND LOCATION: On April 23rd, 2024, at 10 a.m., at the headquarters of Sendas Distribuidora S.A. ("Company"), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, No. 6,000, Lot 2, Pal 48959, Annex A, Jacarepaguá, ZIP Code 22775-005.

2. CALL AND ATTENDANCE: Call notice dismissed in view of the attendance of all of the members of the Board of Directors, provided that Mr. Belmiro de Figueiredo Gomes abstained from voting.

3. BOARD: Chairman: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

4. AGENDA: (i) Deliberation on the independence of the Board of Directors based on New York Stock Exchange - NYSE criteria; (ii) Analysis and deliberation on the Form 20-F.

5. RESOLUTIONS: The members of the Board of Directors, unanimously and without restrictions, decided as follows:

5.1 Deliberation on the independence of the Board of Directors based on New York Stock Exchange - NYSE criteria: upon consideration of the criteria of the NYSE Listed Company Manual and all other relevant facts and circumstances known to the Board, each of Oscar de Paula Bernardes Neto, José Guimarães Monforte, Enéas Cesar Pestana Neto, Andiara Pedroso Petterle, Júlio Cesar de Queiroz, Leila Abraham Loria, Luiz Nelson Guedes de Carvalho and Leonardo Porciúncula Gomes Pereira is determined to have no material relationship with the Company or any of its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) that would impair his or her independence and to be independent as defined in such rules and guidelines;

5.2 Analysis and deliberation on the Form 20-F: The members of the Board of Directors resolved, unanimously and without restrictions based on the favorable recommendation of the Corporate Governance, Sustainability and Appointment Committee and the Audit Committee, for the approval of the Company's 20-F. Furthermore, the members of the Board of Directors authorized the Company's Executive Board to take all necessary actions to file the relevant document with the competent regulatory agencies.

6. APPROVAL AND SIGNATURE OF THE MINUTES: With no further matters to discuss, the proceedings were suspended for the drafting of these minutes. Upon resuming the proceedings, the present minutes were read, approved and signed by the secretary. Rio de Janeiro, April, 23rd, 2024. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz. Board members present: Oscar de Paula Bernardes Neto, José Guimarães Monforte, Andiara Pedroso Petterle, Leila Abraham Loria, Leonardo Porciúncula Gomes Pereira, Julio César de Queiroz Campos, Enéas Cesar Pestana Neto, Belmiro de Figueiredo Gomes and Luiz Nelson Guedes de Carvalho.

Rio de Janeiro, April 23rd, 2024

Tamara Rafiq Nahuz

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.